UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

Net Perceptions, Inc.

(Name of Subject Company)

Net Perceptions, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64107U101

(CUSIP Number of Class of Securities)

Thomas M. Donnelly

President
Net Perceptions, Inc.
7700 France Avenue South
Edina, Minnesota 55435
(952) 842-5000

(Name, address and telephone number of person

authorized to receive notice and communications on
behalf of the person(s) filing statement)

With a copy to:

Kent A. Coit, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
(617) 573-4800

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4(a). Solicitation/Recommendation
Item 4(b). Background and Reasons
Item 4(c). Reasons for the Recommendation
SIGNATURE

Explanatory Note

This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Net Perceptions with the Securities and Exchange Commission (the “Commission”) on December 31, 2003, as amended by Amendment No. 1 thereto filed with the Commission on January 9, 2004, Amendment No. 2 thereto filed with the Commission on January 16, 2004, Amendment No. 3 thereto filed with the Commission on January 22, 2004, Amendment No. 4 thereto filed with the Commission on January 29, 2004, Amendment No. 5 thereto filed with the Commission on March 10, 2004 and Amendment No. 6 thereto (“Amendment No. 6”) filed with the Commission on March 22, 2004 (as so amended, the “Schedule 14D-9”), relating to the exchange offer made by Obsidian as set forth in a Tender Offer Statement on Schedule TO filed by Obsidian with the Commission on December 15, 2003, as amended by Amendment Nos. 1 through 11 thereto filed with the Commission and the related Registration Statement on Form S-4, as amended. This Amendment No. 7 is being filed to amend or include additional information in Items 4(a), 4(b) and 4(c) of the Schedule 14D-9.

Item 4(a). Solicitation/Recommendation

Item 4(a) is amended in its entirety to read as follows:

     As described in Amendment No. 6, on March 22, 2004, after careful consideration, including a thorough review of the Second Revised Exchange Offer with the Company’s independent financial and legal advisors, the board of directors determined that the Second Revised Exchange Offer was financially inadequate and not in the best interests of the Company’s stockholders, and recommended that stockholders reject the Second Revised Exchange Offer and not tender their shares of Net Perceptions stock to Obsidian pursuant to the Second Revised Exchange Offer. The board believed that implementing the Plan of Complete Liquidation and Dissolution adopted by the board of directors on October 21, 2003, referred to herein as the plan of liquidation, was reasonably likely to provide higher realizable value to stockholders than the Second Revised Exchange Offer.

     As previously announced by the Company, at a reconvened special meeting of the Company’s stockholders held on March 23, 2004, the proposal to approve and adopt the plan of liquidation did not receive the affirmative vote of a majority of the total number of shares outstanding as of the record date for the special meeting required to approve the proposal. In light of this, on March 26, 2004, the board of directors met to review their determination and recommendation with respect to Obsidian’s exchange offer and to discuss various possibilities which might be available to resolve the Company’s future in the near term in the best interests of all stockholders. A representative of Skadden Arps, as well as Mr. Donnelly, also attended the meeting. At this meeting, the board of directors unanimously reaffirmed its determination that the Second Revised Exchange Offer is financially inadequate and not in the best interests of the Company’s stockholders.

     Accordingly, the recommendation of the board of directors that stockholders reject the Second Revised Exchange Offer and not tender their shares of Net Perceptions stock to Obsidian pursuant to the Second Revised Exchange Offer remains unchanged.

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Item 4(b). Background and Reasons

Item 4(b) is amended by adding the following paragraph at the end of the section entitled “Developments Since Adoption Of The Plan Of Liquidation.”

     As previously announced by the Company, at a reconvened special meeting of the Company’s stockholders held on March 23, 2004, the proposal to approve and adopt the plan of liquidation did not receive the affirmative vote of a majority of the total number of shares outstanding as of the record date for the special meeting required to approve the proposal. Of the 15,773,134 shares represented in person or by proxy at the reconvened special meeting, 13,810,233 shares voted in favor of the proposal, 1,925,694 shares voted against and 37,207 shares abstained.

     At a meeting held on March 26, 2004, the Company’s board of directors discussed, among other things, various possibilities which might be available to resolve the Company’s future in the near term in the best interests of all stockholders. The Company anticipates that it may enter into discussions or negotiations with one or more parties regarding possible transactions, which could include sales or licenses of assets, an acquisition of or investment in the Company or other extraordinary transaction.

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Item 4(c). Reasons for the Recommendation

Item 4(c) is amended by adding the following at the end of the section.

     In determining on March 26, 2004 to reaffirm its recommendation that stockholders reject the Second Revised Exchange Offer and not tender their shares to Obsidian pursuant to the Second Revised Exchange Offer, the Company’s board of directors took into account various factors, including the following:

1.	The financial analyses of Obsidian and the Second Revised Exchange Offer prepared by Candlewood and presented to the board of directors on March 22, 2004 (described in Item 4(b) of Amendment No. 6 under the caption “Financial Analysis of Second Revised Exchange Offer”); in this regard, the board noted that the closing price of Obsidian’s common stock on March 25, 2004 was $6.40 per share (there was no reported trading in Obsidian common stock on March 26, 2004), resulting in a lower nominal value of the consideration offered by Obsidian in the Second Revised Exchange Offer as of March 26, 2004 than such nominal value reflected in Candlewood’s financial analyses presented to the board on March 22, 2004 (which utilized a closing price per share of Obsidian common stock on March 19, 2004 of $8.00 per share).

2.	The factors described in numbered paragraphs 2 through 6 under Item 4(c) of Amendment No. 6.

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SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NET PERCEPTIONS, INC.

By	/s/ THOMAS M. DONNELLY

Thomas M. Donnelly
President and Chief Financial Officer

Dated: March 29, 2004

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